UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ____________

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              SBS Broadcasting S.A.
                (formerly Scandinavian Broadcasting System S.A.)
                                (Name of Issuer)

                          Ordinary Shares of Euro 2.00 each
                         (Title of Class of Securities)

                                   L8137F-10-2
                                 (CUSIP Number)


Anton A.M. Tuijten, Esq.                            with copies to:
General Counsel                                     William F. Wynne, Jr., Esq.
United Pan-Europe Communications N.V.               White & Case LLP
Boeing Avenue 53                                    1155 Avenue of the Americas
1119 PE Schiphol Rijk                               New York, NY 10036
The Netherlands                                     (212) 819-8316
11-31-20-778-9872

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                February 12, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
                                  ____________

                                  SCHEDULE 13D

---------------------------------
 CUSIP No. L8137F-10-2
---------------------------------

-------- ----------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         United Pan-Europe Communications N.V.
         98-0191997
-------- ----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)|_|
                                                                       (b)|X|
-------- ----------------------------------------------------------------------
 3       SEC USE ONLY

-------- ----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         WC
-------- ----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_|
         PURSUANT TO ITEMS 2(d) or 2(e)
-------- ----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
----------------------------------- ------- -----------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              0
WITH
                                    ------- -----------------------------------
                                     8      SHARED VOTING POWER
                                            6,000,000(1)
                                    ------- -----------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- -----------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            6,000,000
-------- ----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,000,000
-------- ----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_|
         CERTAIN SHARES
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.2%
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO, HC
-------- ----------------------------------------------------------------------

---------------

1 UnitedGlobalCom, Inc. ("UGC") indirectly owns 53.1% of United Pan Europe Communications N.V. ("UPC"). UPC, in turn, indirectly owns 100% of UPC Investments I B.V. ("UPC Investments") which owns the ordinary shares that are the subject to this Schedule 13D. UGC directly owns 100% of the issued and outstanding shares of United CMH Holdings, Inc. ("United CMH"). United CMH, or another affiliate entity of UGC, may acquire the ordinary shares that are the subject to this Schedule 13D.

                                  SCHEDULE 13D

---------------------------------
 CUSIP No. L8137F-10-2
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         UPC Investments I B.V.(2)
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|X|
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            |_|
         PURSUANT TO ITEMS 2(d) or 2(e)
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              0
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            6,000,000
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            6,000,000
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,000,000
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              |_|
         CERTAIN SHARES
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.2%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

---------------
2    UPC indirectly owns 100% of the shares of UPC Investments.

Item 1. Security and Issuer

     This Amended and Restated Schedule 13D amends and restates the original
Schedule 13D filed on September 20, 2000, relating to 6,000,000 of the ordinary shares of Euro 2.00 each (the "Shares") of SBS Broadcasting S.A. (the "Company") acquired by UPC Investments I B.V. (the "Initial Purchaser") pursuant to the Share Purchase and Sale Agreement (the "Initial Agreement"), dated as of August 30, 2000, between the Initial Purchaser and United Pan-Europe Communications N.V. (the "Seller" and, together with the Initial Purchaser, the "Reporting Persons") (a copy of which is attached hereto as Exhibit 1).

     The principal executive offices of the Company are located at 8-10 rue Marthias Hardt, L-1717, Luxembourg, Luxembourg.

Item 2.  Identity and Background.

Name: UPC Investments I B.V., a private company with limited liability organized under the laws of The Netherlands.

                              United Pan-Europe Communications N.V., a public company with limited liability organized under the laws of The Netherlands, is one of the leading broadband communications and entertainment companies in Europe.

                              The name, citizenship, business address, present principal occupation or employment of the sole director of the Initial Purchaser, each member of the Management Board of the sole director of the Initial Purchaser and of each executive officer, each member of the Supervisory Board and each member of the Management Board of the Seller are set forth in Schedule I attached hereto.

Business address:             The Initial Purchaser's principal business address
                              is Boeing Avenue 53, 1119 PE Schiphol Rijk, The
                              Netherlands. The Seller's principal business address is Boeing Avenue 53, 1119 PE Schiphol
                              Rijk, The Netherlands.

Criminal convictions:         During the last five years, none of the Initial
                              Purchaser, the Seller or, to the best of their knowledge, any person listed on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil proceedings:            During the last five years, none of the Initial
                              Purchaser, the Seller or, to the best of their knowledge, any person listed on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

          The source of funds to initially acquire the Shares of the Company by the Initial Purchaser pursuant to the Initial Agreement was a loan made to the Initial Purchaser by the Seller, which is also its parent company.

Item 4.  Purpose of Transaction

          The Initial Purchaser initially acquired the Shares of the Company pursuant to the Initial Agreement in connection with a reorganization of the United Pan-Europe Communications N.V. group (the "Group").

          The Shares were initially acquired for investment purposes and to strengthen the existing relationship of the Group with the Company, including possibly pursuing additional business opportunities, including broadcasting or programming ventures in their respective areas of operations. On March 9, 2000, the Seller and the Company announced their intention to enter into an exchange offer whereby the Seller would acquire control of the Company. On May 22, 2000, the Company and the Seller terminated the exchange offer because of an adverse change in the financial markets and their respective share prices.

          On December 3, 2002, the Seller commenced a voluntary Chapter 11 case (the "Chapter 11 Case") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). In order to further the Seller's reorganization efforts and to enable it to consummate a plan of reorganization in the Chapter 11 Case, the Seller intends to sell the Shares to an affiliate of UnitedGlobalCom, Inc., a Delaware corporation (the "Parent"), in accordance with the terms and conditions of a purchase and sale agreement, the form of which is attached to the motion filed with the Bankruptcy Court for an order authorizing the transfer of the Shares (the "Motion for Order"). The Motion for Order is attached hereto as Exhibit 3. The Shares will be sold to either United CMH Holdings, Inc., an indirect wholly-owned subsidiary of the Parent, or to an affiliate of the Parent in which the Parent will own at least a majority interest. The sale of the Shares will be subject to obtaining an order of the Bankruptcy Court approving such sale under Sections 363 and 1146 of Title 11 of the United States Code and obtaining the approval of the Administrator (the "Administrator") appointed by the Amsterdam Court (Rechtbank) to oversee the operations of the Seller.

          Except as otherwise set forth in this Item 4, none of the Initial Purchaser, the Seller or, to the best of their knowledge, any person named in
Schedule I attached hereto, has any plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

          Pursuant to the Initial Agreement, the Initial Purchaser initially acquired the Shares of the Company. Accordingly, the Initial Purchaser and its indirect parent, the Seller, beneficially own 6,000,000 ordinary shares representing 21.2% of the outstanding ordinary share capital of the Company. The Seller had agreed to be bound by the provisions contained in the Private Placement Agreement, dated January 27, 2000, between the Seller, the Company and UGC Holdings Inc. (formerly known as UnitedGlobalCom, Inc.)(a copy of which is attached hereto as Exhibit 2), including provisions that related to a sale of the Shares.

          The Seller and the Initial Purchaser share voting power and share dispositive power with respect to the Shares.

          Except as otherwise set forth in this Item 5, none of the Initial Purchaser, the Seller or, to the best of their knowledge, any of the persons named in Schedule I attached hereto, beneficially owns any ordinary shares of the Company.

          Except as otherwise set forth in this Item 5, none of the Initial Purchaser, the Seller or, to the best of their knowledge, any of the persons named in Schedule I attached hereto, has effected any transaction in ordinary shares of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Pursuant to the Initial Agreement, the Initial Purchaser initially acquired the Shares of the Company.

          The sole director of the Initial Purchaser intends to declare and pay a dividend in kind on its share capital to the sole holder of such share capital, UPC Intermediates B.V. ("Intermediates"), and to transfer the Shares of the Company to Intermediates as a dividend in kind.

          The Board of Management of Intermediates intends to declare and pay a dividend in kind on its share capital to the sole holder of such share capital, the Seller, and to transfer the Shares of the Company to the Seller as a dividend in kind.

          The Seller intends to enter into a purchase and sale agreement with an affiliate of the Parent, pursuant to which the Seller would sell the Shares of the Company to an affiliate of the Parent for an amount in cash equal to one hundred million euros (Euro 100,000,000) subject to certain terms and conditions, including obtaining the approval of the Bankruptcy Court and the Administrator.

Item 7.  Material to Be Filed as Exhibits

         1. Share Purchase and Sale Agreement by and between UPC Investments I B.V. and United Pan-Europe Communications N.V., dated August 30, 2000.*

         2. Private Placement Agreement by and among SBS Broadcasting S.A., United Pan-Europe Communications N.V. and United International Holdings, Inc. d/b/a UnitedGlobalCom, Inc., dated January 27, 2000.**

         3. Motion for Order Authorizing (A) Transfer of Shares of SBS Broadcasting S.A. to the United Pan-Europe Communications N.V.,
               (B) Sale of Shares and (C) Assumption and Assignment of Related Agreement, together with the form of purchase and sale agreement to be entered into by and between United Pan-Europe Communications N.V. and an affiliate of UnitedGlobalCom, Inc.***

         4. Joint Filing Agreement between UPC Investments I B.V. and United Pan-Europe Communications N.V., dated February 25, 2003.


____________

* Incorporated by reference from Exhibit No. 2 to the Schedule 13D filed by the Initial Purchaser, the Seller and the Parent on September 20, 2000 with respect to the Company (File No. 005-44181).

** Incorporated by reference from Exhibit No. 3 to the Schedule 13D filed by the Initial Purchaser, the Seller and the Parent on September 20, 2000 with respect to the Company (File No. 005-44181).

*** Incorporated by reference from Exhibit No. 99.1 to the Form 8-K filed by the Seller on February 14, 2003 (File No. 000-25365).

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                        UPC INVESTMENTS I B.V.

                                        By:  UPC MANAGEMENT B.V., its sole
                                             director



                                             By:  /s/ Anton A.M. Tuijten
                                                --------------------------------
                                                Name:   Anton A.M. Tuijten
                                                Title:  Director


                                        UNITED PAN-EUROPE COMMUNICATIONS N.V.



                                        By:  /s/ Anton A.M. Tuijten
                                           -------------------------------------
                                           Name:   Anton A.M. Tuijten
                                           Title:  Member of the Board of
                                                   Management and General
                                                   Counsel



Date:    February 25, 2003

          The following table contains the executive officers, the members of the Board of Management, as well as the members of the Supervisory Board of United Pan-Europe Communications N.V. It sets forth (i) the name, (ii) citizenship and (iii) the present principal occupation or employment of each person. The principal business address for the United Pan-Europe Communications N.V. and the current business address for each of its officers and board members is Boeing Avenue 53, 1119 PE Schiphol Rijk, The Netherlands.

               Board of Management and Supervisory Board of United Pan-Europe Communications N.V.
---------------------------------- -----------------------------------------------------------------------------------
Name and Citizenship                Present Principal Occupation or Employment and Name of Employer
--------------------                ---------------------------------------------------------------
---------------------------------- -----------------------------------------------------------------------------------
John F. Riordan                          Board of Management Member, President and Chief Executive
Ireland                                                        Officer of
                                                 United Pan-Europe Communications N.V.
---------------------------------- -----------------------------------------------------------------------------------
Charles H.R. Bracken                     Board of Management Member and Chief Financial Officer of
United Kingdom                                   United Pan-Europe Communications N.V.
---------------------------------- -----------------------------------------------------------------------------------
Gene Musselman                           Board of Management Member and Chief Operating Officer of
United States                                    United Pan-Europe Communications N.V.
---------------------------------- -----------------------------------------------------------------------------------
Nimrod J. Kovacs                                     Board of Management Member of
United States                                   United Pan-Europe Communications N.V. and
                                                Executive Chairman of UPC Central Europe
---------------------------------- -----------------------------------------------------------------------------------
Shane O'Neill                            Board of Management Member and Chief Strategy Officer of
Ireland                                            United Pan-Europe Communications N.V.
---------------------------------- -----------------------------------------------------------------------------------
Anton M. Tuijten                       Board of Management Member, Senior Vice President and General
The Netherlands                                                  Counsel of
                                                    United Pan-Europe Communications N.V.
---------------------------------- -----------------------------------------------------------------------------------
Michael T. Fries                                    Chairman of the Supervisory Board of
United States                                     United Pan-Europe Communications N.V. and
                                              Director, Office of the Chairman, President and
                                                        Chief Operating Officer of
                                                          UnitedGlobalCom, Inc.*
---------------------------------- -----------------------------------------------------------------------------------
John P. Cole, Jr.                                      Supervisory Board Director of
United States                                     United Pan-Europe Communications N.V. and
                                                                Director of
                                                           UnitedGlobalCom, Inc.*
---------------------------------- -----------------------------------------------------------------------------------
John W. Dick                                            Supervisory Board Director of
Canada                                            United Pan-Europe Communications N.V. and
                                           Non-executive Chairman and Director of Hooper Industries
                                                                    Group
---------------------------------- -----------------------------------------------------------------------------------
Richard de Lange                                         Supervisory Board Director of
The Netherlands                                   United Pan-Europe Communications N.V. and
                                                    Chairman of the Board of Management of
                                                    Philips Electronics Nederland B.V.**






---------------------------------- -----------------------------------------------------------------------------------
Ellen P. Spangler                                    Supervisory Board Director of
United States                                   United Pan-Europe Communications N.V. and
                                         Senior Vice President of Business and Legal Affairs and
                                                              Secretary of
                                                           UnitedGlobalCom, Inc.*
---------------------------------- -----------------------------------------------------------------------------------
Tina M. Wildes                                       Supervisory Board Director of
United States                                   United Pan-Europe Communications N.V. and
                                          Director and Senior Vice President of Administration of
                                                           UnitedGlobalCom, Inc.*
---------------------------------- -----------------------------------------------------------------------------------
Gene W. Schneider                                   Advisor to the Supervisory Board of
United States                                    United Pan-Europe Communications N.V. and
                                                   Chairman and Chief Executive Officer of
                                                           UnitedGlobalCom, Inc.*
---------------------------------- -----------------------------------------------------------------------------------

________________________________

* The principal business address for UnitedGlobalCom, Inc. is 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237.

** The principal business address for Philips Electronics Nederland B.V. is Prof. Holstlaan 4, 5656 AA Eindhoven, The Netherlands.

     UPC Investments I B.V. does not have any officers. The sole director of UPC Investments I B.V. is UPC Management B.V. The principal business address for UPC Investments I B.V. is Boeing Avenue 53, 1119 PE Schiphol, Rijk, The Netherlands.

     The following table contains the members of the Board of Managment of UPC Management B.V. It sets forth (i) the name, (ii) citizenship and (iii) the present principal occupation or employment of each person. UPC Management B.V. does not have any officers. UPC Management B.V. is a private company organized under the laws of The Netherlands. The principal business address for UPC Management B.V. and the current business address for each of its board members is Boeing Avenue 53, 1119 PE Schiphol Rijk, The Netherlands.

                   Board of Management of UPC Management B.V.

---------------------------------- -----------------------------------------------------------------------------------
Name and Citizenship                Present Principal Occupation or Employment and Name of Employer
--------------------               ----------------------------------------------------------------
---------------------------------- -----------------------------------------------------------------------------------
Anton M. Tuijten                                               Member of Board of Management
The Netherlands                                                  of UPC Management B.V. and
                                                    Board of Management Member, Senior Vice President and
                                                                   General Counsel of
                                                          United Pan-Europe Communications N.V.
---------------------------------- -----------------------------------------------------------------------------------
---------------------------------- -----------------------------------------------------------------------------------
John F. Riordan                                                Member of Board of Management
Ireland                                                          of UPC Management B.V. and
                                                        Board of Management Member, President and
                                                                 Chief Execuitve Officer of
                                                          United Pan-Europe Communications N.V.
---------------------------------- -----------------------------------------------------------------------------------
---------------------------------- -----------------------------------------------------------------------------------
Charles H.R. Bracken                                           Member of Board of Management
United Kingdom                                                   UPC Management B.V. and
                                                    Board of Management Member and Chief Financial Officer of
                                                          United Pan-Europe Communications N.V.
---------------------------------- -----------------------------------------------------------------------------------
---------------------------------- -----------------------------------------------------------------------------------
Gene Musselman                                                 Member of Board of Management
United States                                                    UPC Management B.V. and
                                                   Board of Management Member and Chief Operating Officer of
                                                          United Pan-Europe Communications N.V.
---------------------------------- -----------------------------------------------------------------------------------

                                  EXHIBIT INDEX

Exhibit No.                              Exhibit
-----------                              -------

1. Share Purchase and Sale Agreement by and between UPC Investments I B.V. and United Pan-Europe Communications N.V., dated August 30, 2000.*

2. Private Placement Agreement by and among SBS Broadcasting S.A., United Pan-Europe Communications N.V. and United International Holdings, Inc. d/b/a UnitedGlobalCom, dated January 27, 2000.**

3. Motion for Order Authorizing (A) Transfer of Shares of SBS Broadcasting S.A. to the United Pan-Europe Communications N.V., (B) Sale of Shares and (C) Assumption and Assignment of Related Agreement, together with the form of purchase and sale agreement to be entered into by and between United Pan-Europe Communications N.V. and an affiliate of UnitedGlobalCom, Inc.***

4. Joint Filing Agreement between UPC Investments I B.V. and United Pan-Europe Communications N.V., dated February 25, 2003.







_______________

* Incorporated by reference from Exhibit No. 2 to the Schedule 13D filed by the Initial Purchaser, the Seller and the Parent on September 20, 2000 with respect to the Company (File No. 005-44181).

** Incorporated by reference from Exhibit No. 3 to the Schedule 13D filed by the Initial Purchaser, the Seller and the Parent on September 20, 2000 with respect to the Company (File No. 005-44181).

*** Incorporated by reference from Exhibit No. 99.1 to the Form 8-K filed by the Seller on February 14, 2003 (File No. 000-25365).